SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 20, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated November 20, 2015,  the Company issued a statement in response to what it considers to be a misleading, unprincipled report issued on November 19, 2015 by Spruce Point Capital Management (the “Fund”) and to unusually high trading volume in its stock shortly after publication of the Spruce Point report.

The Fund is a self-identified short-seller in IRSA's stock.  Its own report reveals that the Fund and its affiliates have a "short position" in IRSA's stock "and therefore stand to realize significant gains" in the event that the price of IRSA's stocks declines.   The Company believes that the short-seller Fund’s self-interest is clearly evident, and that its report is riddled with incorrect inferences and inappropriate innuendo.

Eduardo Elsztain, Chief Executive Officer of IRSA, said, "We stand by the accuracy and integrity of our financial statements, which were audited by internationally-recognized external accountant firms, and our regulatory filings.  We disagree with the short-seller fund’s uninformed implication that we might not have complied with our obligations under our debt instruments.  This, quite simply, is not the case.  IRSA is proud of its decades-long track record of compliance, and transparency in the international capital markets and categorically rejects any self-serving suggestion to the contrary.”

IRSA Inversiones y Representaciones S.A. (NYSE: IRS, MERVAL: IRSA) is Argentina's largest, most well-diversified real estate company, and it is the only company in the industry whose shares are listed on both the Bolsa de Comercio de Buenos Aires and The New York Stock Exchange. Through its subsidiary IRSA Commercial Properties, IRSA manages an expanding top portfolio of shopping centers and office buildings, primarily in Buenos Aires. The company also owns 3 luxury hotels and a unique landbank for future developments across Argentina. Its solid, diversified portfolio of properties has established the Company as the leader in the sector in which it participates. Additionally, IRSA owns a stake in Banco Hipotecario, Argentina's largest mortgage supplier in the country as well as international opportunistic investments in real estate and other assets, including lipstick building in Manhattan, an stake in the US REIT Condor hospitality trust and 49% of IDB Development, one of the largest conglomerate in Israel.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 20, 2015